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                                                                    Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                      (GUANGSHEN RAILWAY COMPANY LIMITED)
                  (a joint stock limited company incorporated
                       in the People's Republic of China)
                               (Stock Code: 525)

                   EXTENSION OF TIME FOR DESPATCH OF CIRCULAR
                   -- CONSTRUCTION OF THE FOURTH RAILWAY LINE
            DISCLOSEABLE TRANSACTION AND POSSIBLE MAJOR TRANSACTION

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Reference is made to the announcement of the Company dated 15 May 2006 in respect of a discloseable transaction and a possible major transaction regarding the construction of the Fourth Railway Line.

An application has been made to the Stock Exchange for an extension of time to despatch the circular to the Company's shareholders on or before 27 June 2006.
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Reference is made to the announcement of Guangshen Railway Company Limited (the
"COMPANY") dated 15 May 2006 in respect of a discloseable transaction and a possible major transaction regarding the construction of the Fourth Railway Line (the "ANNOUNCEMENT"). Terms used herein shall have the same meaning as defined in the Announcement unless otherwise defined herein.

In accordance with Rule 14.38 of the Listing Rules, the Company is required to send a circular (the "CIRCULAR") to the Shareholders within 21 days after the publication of the Announcement, that is on or before 6 June 2006. As additional time is required for the Company to consult its auditors regarding certain financial information which is required to be included in the Circular under the Listing Rules, the Company has made an application to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules and for an extension of time to despatch the Circular to the Shareholders on or before 27 June 2006.




                                                     By Order of the Board
                                               GUANGSHEN RAILWAY COMPANY LIMITED
                                                          GUO XIANGDONG
                                                        Company Secretary

Hong Kong, 5 June 2006

As at the date of this announcement, the Board comprises: the executive directors of the Company are Wu Junguang, Li Kelie and Yang Jinzhong; the non-executive directors of the Company are Hu Lingling, Wu Houhui and Wen Weiming; and the independent non-executive directors of the Company are Chang Loong Cheong, Deborah Kong and Wilton Chau Chi Wai.